

Mail Stop 3561

March 8, 2010

Via Fax & U.S. Mail

Mr. Bruce Schreiner
Chief Executive Officer
Sense Technologies Inc.
2535 N. Carleton Avenue
Grand Island, Nebraska 68803

      Re: Sense Technologies Inc.
              Form 10-K for the year ended February 28, 2009
              File No. 000-29990

Dear Mr. Schreiner:

      We have reviewed your response dated February 19, 2010 and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

      Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the Year Ended February 28, 2009

General

1. Refer to our previous comments 1, 5, 16, and 17. Please provide us with a draft of your intended revised disclosure related to each of the aforementioned comments as previously requested.

Note 5 – Accrued Liabilities/Accrued Liabilities – Related Party, page 28

2. Refer to our previous comment 18. As previously requested, please tell us whether these related parties continue to qualify as related parties as of each balance sheet date. Further, given the length of time such payable has been outstanding, please tell us in your response and revise your disclosure to indicate how you plan to satisfy such payable.

3. Refer to our previous comment 19. Please confirm our understanding that there are no revenue or expense items, including but not limited to royalties, on your statements of operations for which the counterparties are related parties.

Form 10-Q for the Quarterly Period Ended November 30, 2009

Interim Statements of Loss, page 5

4. Refer to our previous comment 25. Please tell us how you earned revenue during the period if no items from inventory were sold.

****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amy Geddes at 202-551-3304 or Margery Reich at 202-551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief